Filed by PepsiCo, Inc. Pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: The Quaker Oats Company
Commission File No. 001-00012

Date: February 8, 2001

The following press release was issued by PepsiCo, Inc. and The Quaker Oats Company on February 8, 2001:

FTC Issues Request for Additional Information in PepsiCo/Quaker Merger

PURCHASE, NY and CHICAGO, IL, Feb. 8 - PepsiCo, Inc. (NYSE: PEP) and The Quaker Oats Company (NYSE: OAT) announced today that the Federal Trade Commission has requested additional information in connection with its antitrust review of PepsiCo's proposed merger with Quaker. Such a request is not uncommon in a transaction of this size and was anticipated.

The companies also said that they have received preliminary clearance from the Securities and Exchange Commission of the joint proxy statement/prospectus relating to the merger.

As previously announced, the parties expect to complete the transaction sometime in the second quarter of 2001.

Safe Harbor Statement

This release contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. Factors that could cause actual results to differ materially from those described herein include the inability to obtain shareholder or regulatory approvals and actions of the U.S., foreign and local governments. Forward-looking statements speak only as of the date they are made, and neither PepsiCo, Inc. nor The Quaker Oats Company is under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

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On January 9, 2001, PepsiCo filed a joint proxy statement/prospectus in connection with its proposed merger with The Quaker Oats Company. PepsiCo and Quaker will be jointly preparing an amendment to the joint proxy statement/prospectus and will be filing such amendment with the Securities and Exchange Commission. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. Investors will be able to obtain the documents free of charge at the web site maintained by the SEC at www.sec.gov. In addition, investors may obtain documents filed with the SEC by PepsiCo free of charge by requesting them in writing from PepsiCo, Inc., 700 Anderson Hill Road, Purchase, New York 10577, Attention: Secretary, or by telephone at (914) 253-2000. Investors may obtain documents filed with the SEC by Quaker free of charge by requesting them in writing from The Quaker Oats Company, 321 North Clark Street, Chicago, Illinois 60610, Attention: Corporate Secretary, or by telephone at (312) 222-7111.

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PepsiCo and Quaker Oats, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of PepsiCo and Quaker Oats in connection with the merger. Information about the directors and executive officers of PepsiCo and their ownership of PepsiCo shares is set forth in the proxy statement for PepsiCo's 2000 annual meeting of shareholders. Information about the directors and executive officers of Quaker Oats and their ownership of Quaker Oats stock is set forth in the proxy statement for Quaker's 2000 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when its becomes available.